TO OUR STOCKHOLDERS

Our Company had a good third quarter in 1994. Earnings rose to $8.5 million, or 90 cents per share on 9,499,000 average shares outstanding, compared to earnings of $5.6 million, or 54 cents per share on 10,473,000 average shares outstanding for the third quarter of 1993. For the first nine months of 1994, earnings were $18.5 million, or $1.84 per share compared to earnings of $15.2 million, or $1.45 per share for the same period in 1993. Earnings in 1994 were favorably effected by the sale of selected natural resource assets and lower state and federal income tax provisions.

Our earnings for the third quarter of 1994 and for the nine months ended September 24, 1994 are based on the last-in, first-out (LIFO) method of valuing the copper component of our inventories, instead of the first-in, first-out (FIFO) method previously used.

In recent years, the market price of copper, our principal raw material, has been particularly volatile. For example, copper was 80 cents per pound on January 3, 1994, and increased by 60 percent, to $1.28 per pound on September 23, 1994. Consequently, the wide swings in copper prices have had a direct impact upon our earnings, sometimes favorably and sometimes unfavorably. The LIFO method of valuing the copper component of inventories should mitigate the income statement effect of copper price fluctuations by more closely matching current costs with current selling prices.

The change to LIFO also involves restatement of our earnings for the first and second quarters of 1994, the effect of which is included in the attached statement of income for the nine months ended September 24, 1994. Further, by adopting LIFO, Mueller has established a LIFO inventory reserve of $9.6 million, as of September 24, 1994.

Net sales for the third quarter of 1994 totalled $138.0 million compared to $122.1 million for the same quarter of 1993. In terms of pounds of product shipped, which we believe is a more relevant indicator of our sales activity, pounds increased during the third quarter of 1994 by eight percent over 1993 levels.

In mid-September, Mueller acquired the DWV (drain, waste and vent) plastic fittings manufacturing operations of Colonial Engineering, Inc. These operations are located in Michigan and California, and will significantly increase our Polyvinyl Chloride (PVC) and Acrrylonitrile Butadiene Styrene
(ABS) plastic fittings manufacturing capacity. In addition, this acquisition will allow us to leverage our existing sales and distribution network and reduce costs.

In addition, we continue to make very good progress on other internal capital improvement projects including our Fulton copper tube expansion, installation of a new extrusion press at our Port Huron plant, and construction of a high volume copper fittings plant at Fulton, Mississippi. All of these projects were announced previously.

The Internal Revenue Service (IRS) audit for 1992 and prior years was concluded in the third quarter of 1994 and resulted in no material changes. Following the conclusion of that audit, the Company entered into a Closing Agreement with the IRS which definitized the NOL (net operating loss) which the Company is entitled to utilize. This led to the recognition of additional tax benefits in the amount of $17.9 million, which has been added to paid-in capital in the third quarter of 1994.

We believe business will remain strong for the balance of 1994. Demand for housing continues to be vigorous and that is good for our business.


Sincerely,


/s/Harvey L. Karp                    /s/William D. O'Hagan
Harvey L. Karp                       William D. O'Hagan
Chairman of the Board                President and Chief Executive Officer

October 14, 1994

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except share data)
                               For the Quarter Ended For the Nine-months Ended
                                  Sep. 24,  Sep. 25,       Sep. 24, Sep. 25,
                                    1994     1993            1994     1993
Net sales                         $137,975  $122,106       $395,363  $380,464
Costs and expenses                 126,977   112,602        366,996   353,132
                                   -------   -------        -------   -------
Operating income                    10,998     9,504         28,367    27,332
Non operating income (expense), net  1,035      (494)          (552)   (2,628)
                                   -------   -------        -------   -------
Income before taxes                 12,033     9,010         27,815    24,704
Income tax expense                   3,515     3,375          9,337     9,544
                                   -------   -------        -------   -------
Net income                        $  8,518  $  5,635       $ 18,478  $ 15,160
                                   =======   =======        =======   =======

Earnings per common and
   common equivalent share:

   Primary                        $    .90  $    .54       $   1.84  $   1.45
                                   =======   =======        =======   =======

   Fully diluted                  $    .90  $    .54       $   1.84  $   1.44
                                   =======   =======        =======   =======




























MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)
                                         Sep. 24, 1994          Dec. 25, 1993
Assets
Current assets                            $  178,504             $   194,411
Property, plant and equipment, net           173,869                 154,403
Other assets                                  76,011                  20,929
                                             -------                 -------
                                          $  428,384             $   369,743
                                             =======                 =======
Liabilities and Stockholders' Equity
Current liabilities                       $   71,581             $    50,906
Long-term debt                                83,657                  54,320
Other noncurrent liabilities                  39,873                  42,403
                                             -------                 -------
   Total liabilities                         195,111                 147,629
                                             -------                 -------
Stockholders' equity:
   Common stock                                  100                     100
   Paid-in capital, common                   254,275                 236,406
   Retained earnings (Accumulated deficit)
     since January, 1991                      12,539                  (5,939)
   Cumulative translation adjustments         (2,048)                 (1,944)
   Treasury common stock at cost             (31,593)                 (6,509)
                                             -------                 -------
   Total stockholders' equity                233,273                 222,114
                                             -------                 -------
                                          $  428,384             $   369,743
                                             =======                 =======
Book value per share                      $    26.82             $     23.18
                                             =======                 =======






















DIRECTORS AND OFFICERS


DIRECTORS

Harvey L. Karp                    Chairman of the Board
                                  Mueller Industries, Inc.

Rodman L. Drake  (1) (2)          President of Rodman L. Drake & Co., Inc.

Allan Mactier   (1) (2) (3)       Private Investor

William D. O'Hagan                President and Chief Executive Officer
                                  Mueller Industries, Inc.

Robert J. Pasquarelli (1) (3)     Chief Executive Officer of
                                  New Jersey Steel Corporation


OFFICERS

Harvey L. Karp                    Chairman of the Board

William D. O'Hagan                President and Chief Executive Officer

Earl W. Bunkers                   Executive Vice President and
                                  Chief Financial Officer

Harvey W. Clements                Vice President and General Manager -
                                  Tube Division

John B. Hansen                    Vice President and General Manager-
                                  Fittings Division

William H. Hensley                Vice President, General Counsel
                                  and Secretary

Lee R. Nyman                      Vice President - Manufacturing/
                                  Management Engineering

James H. Rourke                   Vice President and General Manager -
                                  Industrial Division

Roy C. Harris                     Corporate Controller

Kent A. McKee                     Treasurer and Assistant Secretary




Mueller Industries, Inc./2959 N. Rock Road/Wichita, KS 67226/(316)636-6300


[FN]
(1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Nominating Committee